EXHIBIT 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Global Water Resources, Inc. (the “Company”, “we”, “us”, or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock.

Our authorized capital stock consists of 60,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. The shares of preferred stock are undesignated, and the rights, preferences and privileges may be designated from time to time by our board of directors.

The following is a description of some of the terms of our common stock, our amended and restated certificate of incorporation, our amended and restated bylaws, and the Delaware General Corporation Law (the “DGCL”). The following description is not complete and is subject to, and qualified in its entirety by reference to, our amended and restated certificate of incorporation and our amended and restated bylaws, each of which is incorporated by reference as an exhibit to our Annual Report on Form 10-K of which this Exhibit 4.4 is a part, and the DGCL. You should read our amended and restated certificate of incorporation, our amended and restated bylaws, and the applicable provisions of the DGCL for a complete statement of the provisions described below and for other provisions that may be important to you.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock would normally be entitled to vote in any election of directors and can elect all of the directors standing for election if they so choose.

Holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by our board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock would normally be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities of our company, subject to prior distribution rights of preferred stock, if any, then outstanding.

Holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking funds provisions applicable to our common stock.

Anti-Takeover Provisions

We are subject to the provisions of Section 203 of the DGCL, which generally prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Delaware corporation for three years following the date such persons become interested stockholders, unless:

•the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

•upon consummation of the transaction which resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock owned by (i) directors who are also officers of the corporation and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•subsequent to such time that the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect and may delay, deter or prevent a change of control of our Company.

In addition, our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult, including, but not limited to, the following:

•only allowing our board of directors, Chairman of our board of directors, Chief Executive Officer or President to call special meetings of our stockholders;

•setting forth specific procedures regarding how our stockholders may present proposals or nominate directors for election at stockholder meetings;

•requiring advance notice and duration of ownership requirements for stockholder proposals;

•permitting our board of directors to issue preferred stock without stockholder approval; and

•limiting the rights of stockholders to amend our bylaws.

Additionally, certain types of transactions are subject to review by the Arizona Corporation Commission (the “ACC”). For those transactions, the ACC will review whether the transactions will impair the financial status of our regulated utility subsidiaries, prevent our regulated utility subsidiaries from attracting capital at fair and reasonable terms, or impair the ability of our regulated utility subsidiaries to provide safe, reasonable, and adequate service. In addition, the ACC has asserted the authority to determine whether such transactions are in the public interest. Pursuant to this regulatory mandate, the ACC may impose conditions that could discourage, delay or prevent a transaction involving a change in control of our company, or the ACC could deny approval to the transaction outright.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

Listing

Our common stock is listed on the NASDAQ Global Market under the symbol “GWRS.”